Mail Stop 4561

October 7, 2008

VIA U.S. MAIL AND FAX (516) 684-4922

Mr. Patrick J. Callan, Jr.
President and Chief Executive Officer
One Liberty Properties, Inc.
60 Cutter Mill Road, Suite 303
Great Neck, New York 11021

> **Re: One Liberty Properties, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 001-09279**

Dear Mr. Callan:

    We have reviewed your response letter dated September 17, 2008, and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

1.   We have reviewed your response to our previous comment #2. In future filings, please expand your disclosure to describe your use of the cumulative earnings approach for recognizing distributions from equity method investees as either returns of, or returns on your investment in equity investees. The expanded disclosure should specifically address how you account for distributions received from equity investees representing your portion of the proceeds from the equity

investees' sales of assets, and the amount of such distributions received for each period presented in your statements of cash flows.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3498.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant